

April 15, 2014

Via E-mail
Cornell "Buck" French
Chief Executive Officer
Fantex, Inc.
330 Townsend Street, Suite 234
San Francisco, CA 94107

> **Re:** **Fantex, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed April 3, 2014**
> **File No. 333-192476**

Dear Mr. French:

We have reviewed your response to our letter dated April 1, 2014 and have the following additional comments.

General

1. Please include the disclosure required by Item 201(a)(2) of Regulation S-K regarding shares eligible for future sale pursuant to Rule 144.

Cover Page of Prospectus

2. You state here and elsewhere that to the extent that there is insufficient interest in shares of Fantex Series Vernon Davis, this offering *may* be cancelled and no shares of Fantex Series Vernon Davis would be sold to the public. Given that this is being represented to investors as an all or none offering, it appears more appropriate to state that this offering *will* be cancelled if there is insufficient interest in the shares. Please revise throughout accordingly.

Risk Factors, page 37

The price of our Fantex Series Vernon Davis might fluctuate, page 74

3. We note that Fantex Holdings may purchase up to 47.5% of the shares offered pursuant to this registration statement. Please revise this risk factor to disclose, if true, that after the lock-up period the shares of Fantex Series Vernon Davis held by Fantex Holdings will only be sold in registered offerings and any future sales of such shares may depress the price of Fantex Series Vernon Davis shares.

Underwriting (Conflicts of Interest), page 177

4. If true, please disclose that Fantex Holdings has indicated an interest to purchase up to 200,000 shares of Fantex Series Vernon Davis in this offering in order to meet the specified minimum number of shares, which in the case of an "all or none" offering is all. Please also discuss whether Fantex Holdings will still participate in the offering if it is fully subscribed or oversubscribed. Please revise the prospectus cover page in this manner as well.

5. Please tell us whether you consider the possibility of Fantex Holdings purchasing in the offering to be a material change, particularly with respect to Exchange Act Rule 10b-9. If so, please tell us how you intend to communicate the material changes regarding Rule 10b-9 to investors who have placed conditional offers and whether you intend to follow the procedures as disclosed on page 179 to address material changes.

6. You state in the Acceptance of Offers section on page 181 that if you do not receive sufficient reservations to sell all of the shares being offered that you and FBS will either cancel all reservations or revise the offering. Please tell us under what circumstances you would revise the offering to address insufficient reservations and explain why such revisions would not be material. Additionally, please tell us whether you would return all funds to investors to the extent funds are in escrow and, if not, how this would be consistent with Rules 10b-9 and 15c2-4.

7. Please tell us under what circumstances or conditions Fantex Holdings may seek to dispose of or hedge any shares of or securities convertible into or exchange for Fantex Series Vernon Davis within 180 days of the prospectus date. Otherwise, please revise to clarify that Fantex Holdings will not dispose of or hedge any shares of Fantex Series Vernon Davis prior to the expiration of the 180 day lock-up period.

8. Please tell us why you believe "directed share program" is an appropriate name for potential purchases in this offering by Fantex Holdings. We are unaware of any other directed share program which involves such a large percentage of shares being purchased by an affiliate of the underwriter or of one in connection with a best efforts offering.

Exhibit Index

9. Please file a revised form of underwriting agreement to account for the directed share program and the lock-up agreement or explain why you do not intend to modify the previously filed form of underwriting agreement.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217, Justin Dobbie, Legal Branch Chief, at (202) 551-3469, or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Patrick A. Pohlen, Esq.
       Latham & Watkins LLP